  EXHIBIT 99.1

Electrovaya Begins Shipping Infinity-HV Battery Systems

First Shipment Made to Global Aerospace Company

TORONTO, ON / ACCESSWIRE / December 26, 2023 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA) a leading lithium-ion battery technology and manufacturing company, is pleased to announce the first shipment of its Infinity-HV battery systems, an addition to its infinity product line.

"We are excited to see our first Infinity-HV battery product shipped to this large Aerospace customer, and we are looking forward to delivering more pre-production units to additional seed customers," said Dr. Khadija Yazda, High Voltage Systems Product Manager at Electrovaya. "The Infinity-HV batteries offer unique performance characteristics, especially with regards to safety and cycle life and are the ideal energy storage technology for heavy duty applications."

The Infinity-HV systems target heavy-duty, high-voltage applications including buses, delivery trucks, construction trucks, hybrid-fuel cell/battery systems and stationary energy storage systems. Electrovaya's Infinity-HV systems offer industry-leading safety and longevity for these applications, ultimately providing lower liability costs, better warranty coverage and an overall lower cost of ownership.

Image of the HV-300 of the Infinity-HV product family

The first shipment was made to a global aerospace company for a new vehicle type. Electrovaya also anticipates shipping additional pre-production systems early in the new year for electrified airport diesel generator replacement devices. Electrovaya continues to experience strong interest in the electric bus market and other applications and is working towards securing long-term contracts.

The new Infinity-HV systems come in two forms: The HV-300 and HV-700 offering nominal energy of 35 kWh and 70 kWh, respectively, and serving both 400V and 800V applications. The systems are modular and scalable for the respective requirements. The Infinity-HV batteries use lithium ion ceramic and UL recognized EV series cells and are designed to provide the longest lasting high voltage batteries with a 25 year projected lifetime for one-cycle/day applications.

Mass production of the Infinity-HV products is planned at the Company's facility in Jamestown, NY which will provide increased manufacturing capacity to support anticipated demand.

Electrovaya will be displaying the Infinity-HV products at the Advanced Clean Transportation (ACT) Expo in Las Vegas in May 2024.

Investor and Media Contact:

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, the Company's new battery system products, potential demand, production targets, applications, anticipated manufacturing locations, anticipated demand, product features specifically with regards to cycle life and safety, applications and the future direction of the Company's business and products, and the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the successful launch and commercialization of new product offerings, and the effects thereof, are based on, among other things, discussions with potential customers and the Company's advisors and stakeholders. Important factors that could cause actual results to differ materially from expectations include but are not limited to trading patterns as a result of the consolidation, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, United States and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.

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